UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Comstock Resources, Inc.

(Name of Issuer)

Common Stock, Par Value $0.50 Per Share

(Title of Class of Securities)

205768203

(CUSIP Number)

Covey Park Holdings LLC

185 Dartmouth Street, 7th Floor

Boston, MA 02116

Attn: Paul Winters

617-531-4960

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205768203

1	Name of Reporting Person Covey Park Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,013,186
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,013,186
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,013,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2% (1)
14	Type of Reporting Person (See Instructions) OO

(1)         The percentage is calculated based upon 232,579,863 outstanding shares of Common Stock as of August 6, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2020.

CUSIP No. 205768203

1	Name of Reporting Person Stuart D. Porter
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 19,013,186 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,013,186 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,013,186
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2% (2)
14	Type of Reporting Person (See Instructions) IN

(1)         Consists of 19,013,186 shares of Common Stock of the Issuer owned by Covey Park Holdings (see Item 2 below for details regarding Stuart Porter’s beneficial ownership of shares of Common Stock owned by Covey Park Holdings).

(2)         The percentage is calculated based upon 232,579,863 outstanding shares of Common Stock as of August 6, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2020.

SCHEDULE 13D/A

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2019, as amended by Amendment No. 1 thereto, filed with the SEC on May 22, 2020, (as amended, the “Schedule 13D”) and is being filed by the undersigned, with respect to the Common Stock of the Issuer. The principal executive offices of the Issuer are 5300 Town and Country Blvd., Suite 500, Frisco, Texas 75034. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged.

Item 4.                                 Purpose of Transaction.

Item 4 is hereby amended to add the following to the end of subsection (a) thereof:

Effective August 19, 2020, the Reporting Persons sold in a private transaction 9,842,500 shares of Common Stock for an aggregate price of approximately $55.1 million.

Section (d) of Item 4 of the Schedule 13D is amended and restated as set forth below:

(d)         As a result of the Reporting Persons’ ownership of the Issuer’s Common Stock decreasing to less than 10% of the total shares outstanding, pursuant to the terms of the Shareholder’s Agreement, Jordan T. Marye resigned from the Board of Directors (the “Board”) of the Issuers effective August 20, 2020. John D. Jacobi also resigned from the Board effective August 20, 2020.

Item 5.                                 Interest in Securities of the Issuer.

Section (a) of Item 5 of the Schedule 13D is amended and restated as set forth below:

(a)                           The information set forth in rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 232,579,863 outstanding shares of Common Stock as of August 6, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q as filed with the SEC on August 7, 2020.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information under the heading “Shareholders Agreement” of Item 6 of the Schedule 13D, from the introductory paragraph through the subheading “Voting Agreement” is amended and restated as set forth below.

Shareholders Agreement

Also in connection with the transactions contemplated by the Merger Agreement, the Jones Entities, Mr. Jones, New Holdings and Covey Park Holdings entered into a Shareholders Agreement (the “Shareholders Agreement”) dated as of June 7, 2019, in order to establish various arrangements with respect to the governance of the Issuer after the closing of the Merger and the other transactions contemplated by the Merger.

As a result of the Reporting Persons’ ownership of the Issuer’s Common Stock decreasing to less than 10% of the total shares outstanding, pursuant to the terms of the Shareholder’s Agreement, the Reporting Persons no longer have the right to designate a member of the Board and have determined they are no longer members of a “group” under Rule 13d-5 under the Exchange Act with Arkoma, Williston, Blue Star and Mr. Jones.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: August 28, 2020

Reporting Persons:

COVEY PARK HOLDINGS LLC

/s/ Jordan Marye
Name:	Jordan Marye
Title:	Manager

STUART D. PORTER

/s/ Stuart D. Porter
Stuart D. Porter